CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price(1)	Amount of Registration Fee
AUD Fixed Rate Senior Registered Notes Due 2016	$853,364,096.00	$99,075.58

(1)	The U.S. dollar equivalent of the maximum aggregate offering price has been calculated using an exchange rate of $1.0088 per AUD 1.00 as of February 24, 2011.

PROSPECTUS Dated December 23, 2008 PROSPECTUS SUPPLEMENT Dated December 23, 2008	Pricing Supplement No. 696 to Registration Statement No. 333-156423 Dated February 24, 2011 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES H
AUD Fixed Rate Senior Registered Notes Due 2016

We, Morgan Stanley, may not redeem the Global Medium-Term Notes, Series H, AUD Fixed Rate Senior Registered Notes Due 2016 (the “notes”) prior to the maturity thereof other than under the circumstances described under “Description of Notes—Tax Redemption” in the accompanying prospectus supplement.

We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes” and in the section of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities”, in each case subject to and as modified by the provisions described below.

Principal Amount:	AUD 850,000,000	Interest Payment Period:	Semi-annual
Maturity Date:	March 3, 2016	Interest Payment Dates:	Each March 3 and September 3,
Settlement Date			commencing September 3, 2011
(Original Issue Date):	March 3, 2011 (T+5)	Business Days:	New York and Sydney
Interest Accrual Date:	March 3, 2011	Business Day Convention:	Following unadjusted
Issue Price:	99.520%	Specified Denominations:	AUD 100,000 and integral multiples
Specified Currency:	Australian dollars ("AUD")		of AUD 1,000 in excess thereof
Redemption Percentage		ISIN:	XS0598237013
at Maturity:	100%	Common Code:	059823701
Interest Rate:	7.625% per annum (calculated	Form:	Registered
	on an actual/actual (ICMA)	Other Provisions:	None
day count basis)

We describe how interest is accrued and paid, including where a scheduled interest payment date is not a business day (the following unadjusted business day convention), under “Description of Debt Securities—Fixed Rate Debt Securities” in the accompanying prospectus.

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or the prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

MORGAN STANLEY	AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
MITSUBISHI UFJ SECURITIES INTERNATIONAL PLC

United States Federal Taxation

For a description of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of the notes, please refer to “United States Federal Taxation” in the accompanying prospectus supplement.

 U.S. investors should also note that because the notes are denominated in Australian dollars, special rules under Section 988 of the Internal Revenue Code of 1986, as amended, will apply. Please see “United States Federal Taxation — Tax Consequences to U.S. Holders of Notes and Units in Registered Form — Notes — Foreign Currency Notes” in the accompanying prospectus supplement.

Both U.S. investors and non-U.S. investors should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

On February 24, 2011, we agreed to sell to the managers listed in this pricing supplement, and they severally agreed to purchase, the principal amount of notes set forth opposite their respective names below at a net price of 99.270%, plus accrued interest, if any, which we refer to as the “purchase price” for the notes.  The purchase price equals the stated issue price of 99.520%, plus accrued interest, if any, less a combined management and underwriting commission of 0.250% of the principal amount of the notes.

Name	Principal Amount of Notes
Morgan Stanley & Co. International plc	AUD 382,500,000
Australia and New Zealand Banking Group Limited	382,500,000
Mitsubishi UFJ Securities International plc	85,000,000
Total	AUD 850,000,000

Morgan Stanley & Co. International plc (“MSIP”) is our wholly-owned subsidiary. Mitsubishi UFJ Financial Group, Inc., the ultimate parent of Mitsubishi UFJ Securities International plc (one of the managers), holds an approximately 19.6% interest in Morgan Stanley (assuming full conversion of our convertible preferred stock that Mitsubishi UFJ Financial Group, Inc. currently owns).

MSIP is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through MS & Co.  MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account without the prior written approval of the customer.

Mitsubishi UFJ Securities International plc is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through Mitsubishi UFJ Securities (USA), Inc.  Mitsubishi UFJ Securities (USA), Inc. will conduct this offering in compliance with the requirements of Rule 5121 of FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  Mitsubishi UFJ Securities (USA), Inc. or any of the other affiliates of Mitsubishi UFJ Securities International plc may not make sales in this offering to any discretionary account without the prior written approval of the customer.

Australia and New Zealand Banking Group Limited is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through one or more U.S. registered broker-dealers as permitted by FINRA regulations.

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